ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-277211
Dated October 7, 2026

HSBC USA Inc. Trigger Callable Yield Notes

$ Notes Linked to the Least Performing of the Russell 2000® Index and the Nasdaq-100 Index® due on or about January 11, 2028

Investment Description

These Trigger Callable Yield Notes (the "Notes") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the Least Performing of the Russell 2000® Index and the Nasdaq-100 Index® (each, an "Underlying Index" and together, the "Underlying Indices"). The Notes will rank equally with all of our other unsecured and unsubordinated debt obligations. HSBC will pay a monthly coupon payment regardless of the performance of the Underlyings. HSBC has the right to call the Notes at its option on any Monthly Observation Date beginning on January 7, 2027 other than the Final Valuation Date, regardless of the levels of the Underlyings at that time. If the Notes are called, HSBC will pay you the Principal Amount of your Notes plus the coupon payment otherwise due, and no further amounts will be owed to you under the Notes. The Underlying with the greatest percentage decline from its Initial Level to its Final Level is the "Least Performing Underlying Index." If the Notes are not called prior to maturity and the Final Level of the Least Performing Underlying is equal to or greater than its Downside Threshold, HSBC will pay you a cash payment at maturity equal to the Principal Amount of your Notes. If the Final Level of the Least Performing Underlying is less than its Downside Threshold, HSBC will pay you less than the full Principal Amount, if anything, resulting in a loss on your initial investment that is proportionate to the negative performance of the Least Performing Underlying Index, and you may lose up to 100% of your Principal Amount.

Investing in the Notes involves significant risks. You may lose some or all of your Principal Amount. You will be exposed to the market risk of each Underlying and any decline in the level of one Underlying may negatively affect your return and will not be offset or mitigated by a lesser decline or any potential increase in the level of the other Underlying. Generally, the higher the Coupon Rate on a Note, the greater the risk of loss on that Note. The contingent repayment of principal only applies if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features

- **Income**: Regardless of the performance of the Underlyings, HSBC will pay a monthly coupon payment, unless the Notes have been previously called.
- **Issuer Call**: HSBC may, at its election, call the Notes on any Monthly Observation Date beginning on January 7, 2027 (other than the Final Valuation Date) and pay you the Principal Amount of your Notes plus the Coupon otherwise due for that applicable month on the Coupon Payment Date immediately following the applicable Monthly Observation Date. If the Notes are not called by HSBC, investors may lose a portion of their Principal Amount at maturity.
- **Contingent Repayment of Principal Amount at Maturity:** If the Notes have not been previously called by HSBC at its election and the Final Level of the Least Performing Underlying Index is not less than its Downside Threshold on the Final Valuation Date, HSBC will pay you the Principal Amount per Note at maturity. If the Final Level of the Least Performing Underlying Index is less than its Downside Threshold, HSBC will pay a cash amount that is less than the Principal Amount, if anything, resulting in a loss on your initial investment that is proportionate to the decline in the Least Performing Underlying Index from its Initial Level to its Final Level. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[(1) (2)]

Pricing Date	October 7, 2026
Trade Date	October 7, 2026
Settlement Date	October 9, 2026
Monthly Observation Dates	Monthly, beginning on January 7, 2027
Final Valuation Date	January 7, 2028
Maturity Date	January 11, 2028

(1) Expected
(2) See page 4 for additional details

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE NOTES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES. THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE LEAST PERFORMING UNDERLYING INDEX, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 7 AND THE MORE DETAILED "RISK FACTORS" BEGINNING ON PAGE S-1 OF THE ACCOMPANYING EQUITY INDEX UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The final terms of the Notes will be determined on the Trade Date.

Underlying Indices (Least Performing of)	Coupon Rate	Initial Levels	Downside Thresholds	CUSIP	ISIN
The Russell 2000® Index ("RTY")	[10.50% - 10.90%] per annum	[•]	70% of its Initial Level*	40446T633	US40446T6331
The Nasdaq-100 Index® ("NDX")		[•]	70% of its Initial Level**		

* rounded to three decimal places
** rounded to two decimal places

See "Additional Information about HSBC USA Inc. and the Notes" on page 2. The Notes offered will have the terms specified in the accompanying prospectus dated February 21, 2024, the accompanying prospectus supplement dated February 21, 2024, the accompanying equity index underlying supplement dated February 21, 2024 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or equity index underlying supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Notes will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Notes from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" herein for a description of the distribution arrangement.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $9.475 and $9.975 per Note, which is expected to be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 5 and "Key Risks" beginning on page 7 of this document for additional information.

	Price to Public		Underwriting Discount[(1)]		Proceeds to Us	
Notes Linked to:	**Total**	**Per Note**	**Total**	**Per Note**	**Total**	**Per Note**
The Least Performing of the Russell 2000® Index and the Nasdaq-100 Index®	•	$10.00	•	$0.00	•	$10.00

(1) See "Supplemental Plan of Distribution (Conflicts of Interest)" herein.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc. **HSBC Securities (USA) Inc.**

Additional Information About HSBC USA Inc. and the Notes

This document relates to the offering of Notes identified on the cover page. As a purchaser of a Note, you will acquire an investment instrument linked to the least performing of the Underlying Indices. Although the offering relates to the Underlying Indices, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to any Underlying Index, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the equity index underlying supplement dated February 21, 2024. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying equity index underlying supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 7 of this free writing prospectus and in "Risk Factors" beginning on page S-1 of the equity index underlying supplement and beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

HSBC USA Inc. has filed a registration statement (including the equity index underlying supplement, prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the equity index underlying supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the equity index underlying supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC's website at www.sec.gov as follows:

- Equity index underlying supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm
- Prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm
- Prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated February 21, 2024, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated February 21, 2024 and references to the "equity index underlying supplement" mean the equity index underlying supplement dated February 21, 2024.

Investor Suitability

The Notes may be suitable for you if:

- You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
- You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may have the same downside market risk as the Least Performing Underlying Index.
- You are willing to accept the individual market risk of each Underlying Index on each trading day on the Final Valuation Date and understand that any decline in the level of one Underlying Index will not be offset or mitigated by a lesser decline or any potential increase in the level of any other Underlying Index.
- You understand and accept that you will not participate in any appreciation in the level of any Underlying Index, and your potential return is limited to the Coupon payments.
- You are willing to invest in the Notes if the Coupon Rate was set equal to the low end of the range indicated on the cover hereof (the actual Coupon Rate will be set on the Trade Date).
- You are willing to hold Notes that may be called early at the election of HSBC regardless of the Official Closing Level of any Underlying Index, or you are otherwise willing to hold the Notes to maturity and do not seek an investment for which there is an active secondary market.
- You understand and accept the risks associated with each Underlying Index.
- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- You are willing to forgo dividends paid on the stocks included in the Underlying Indices and do not seek guaranteed current income from your investment.
- You are willing to assume the credit risk associated with HSBC, as Issuer of the Notes, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Notes may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
- You believe that the level of any Underlying Index will decline during the term of the Notes and is likely to close below its Downside Threshold on the Final Valuation Date.
- You seek an investment that is designed to return your full Principal Amount at maturity.
- You are not willing to make an investment in which you could lose some or all of your initial investment and you are not willing to make an investment that may have the same downside market risk as the Least Performing Underlying Index.
- You are not willing to accept the individual market risk of each Underlying Index or are not willing to accept the risk that any decline in the level of one Underlying Index will not be offset or mitigated by a lesser decline or any potential increase in the level of any other Underlying Index.
- You seek an investment that participates in the appreciation in the level of any Underlying Index or that has unlimited return potential.
- You are unwilling to invest in the Notes if the Coupon Rate was set equal to the low end of the range indicated on the cover hereof (the actual Coupon Rate will be set on the Trade Date).
- You are unable or unwilling to hold Notes that may be called early at the election of HSBC regardless of the Official Closing Level of any Underlying Index, or you are otherwise unable or unwilling to hold the Notes to maturity and seek an investment for which there will be an active secondary market.
- You prefer to receive the dividends paid on the stocks included in any of the Underlying Indices and seek guaranteed current income from your investment.
- You do not understand or accept the risks associated with each Underlying Index.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes, for any payments on the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. For more information about the Underlying Indices, see "Information About the Underlying Indices" in this document and the accompanying Equity Index Underlying Supplement, as applicable. You should also review carefully the "Key Risks" herein and the more detailed "Risk Factors" beginning on page S-1 of the equity index underlying supplement and beginning on page S-1 of the accompanying prospectus supplement.

Indicative Terms

Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10 per Note (subject to a minimum investment of $1,000).
Term	Approximately 15 months, unless earlier called.
Pricing Date	October 7, 2026
Trade Date[1]	October 7, 2026
Settlement Date[1]	October 9, 2026
Final Valuation Date[1]	January 7, 2028
Maturity Date[1]	January 11, 2028
Underlying Indices	The Russell 2000® Index (Ticker: "RTY") and the Nasdaq-100 Index® (Ticker: "NDX")
Issuer Call	The Notes may be called by HSBC at its election on any Monthly Observation Date beginning on January 7, 2027 (other than the Final Valuation Date) regardless of the Official Closing Level of any Underlying on such Monthly Observation Date. In order to redeem the Notes, HSBC or the calculation agent will distribute written notice to The Depository Trust Company of HSBC's intent to call the Notes on or prior to the applicable Monthly Observation Date. HSBC or the calculation agent will have no independent obligation to notify you directly and you should expect to receive such notifications from your broker. If the Notes are called on any Monthly Observation Date, on the Coupon Payment Date immediately following such Monthly Observation Date (the "Issuer Call Date"), HSBC will pay you a cash payment per Note equal to your Principal Amount plus the Coupon otherwise due on that date. No further amounts will be owed to you under the Notes.
Coupon Payment Dates	Two business days following the applicable Monthly Observation Date. The expected Monthly Observation Dates and Coupon Payment Dates are set forth in the table below.
Coupon Rate	[10.50% - 10.90%] per annum (to be determined on the Trade Date), payable Monthly in equal installments.

Observation Dates and Payment Dates:

Monthly Observation Dates [1]	Coupon Payment Dates / Issuer Call Date (if called)[2]
November 9, 2026	November 12, 2026
December 7, 2026	December 9, 2026
January 7, 2027	January 11, 2027*
February 8, 2027	February 10, 2027*
March 8, 2027	March 10, 2027*
April 7, 2027	April 9, 2027*
May 7, 2027	May 11, 2027*
June 7, 2027	June 9, 2027*
July 7, 2027	July 9, 2027*
August 9, 2027	August 11, 2027*
September 7, 2027	September 9, 2027*
October 7, 2027	October 12, 2027*
November 8, 2027	November 10, 2027*
December 7, 2027	December 9, 2027*
January 7, 2028	January 11, 2028*

*These Coupon Payment Dates are also Call Payment Dates

Payment at Maturity (per $10 Note)

If the Notes have not previously been called by HSBC at its election, you will receive a payment on the Maturity Date calculated as follows:

If the Final Level of the Least Performing Underlying Index is equal to or greater than its Downside Threshold, HSBC will pay you a cash payment on the Maturity Date equal to $10 per $10 Principal Amount of Notes and the final Coupon.[3]

If the Final Level of the Least Performing Underlying Index is less than its Downside Threshold, HSBC will pay you a cash payment on the Maturity Date that is less than the Principal Amount, equal to:

$10 × (1 + Underlying Index Return of the Least Performing Underlying Index).

In this case, you will have a loss of principal that is proportionate to the decline in the Final Level of the Least Performing Underlying Index from its Initial Level and you will lose some or all of your Principal Amount.

Least Performing Underlying Index

The Underlying Index with the lowest Underlying Index Return.

Underlying Index Return

For each Underlying Index, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Downside Threshold

For each Underlying Index, 70.00% of its Initial Level, as indicated on the cover hereof.

Initial Level

For each Underlying Index, its Official Closing Level on the Pricing Date, as indicated on the cover hereof.

Final Level

For each Underlying Index, its Official Closing Level on the Final Valuation Date.

---

[1] Expected. In the event HSBC makes any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same and the Monthly Observation Dates may be adjusted in a similar manner. Each Monthly Observation Date and Coupon Payment Date is subject to postponement in the event of a Market Disruption Event or non-trading day, as described under "Additional Terms of the Notes—Valuation Dates" and "—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

[2] Coupons will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Coupon Payment Date, provided that any Coupon payable upon Issuer Call or at maturity, as applicable, will be payable to the person to whom the Principal Amount upon Issuer Call or the Payment at Maturity, is payable.

[3] Contingent repayment of principal is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Calculation Agent	HSBC USA Inc. or one of its affiliates.
Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Key Risks — The Estimated Initial Value of the Notes, Which Will Be Determined by Us on the Trade Date, Is Expected to Be Less than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any."

Investment Timeline

Pricing Date

The Initial Level of each Underlying Index is observed.

Trade Date

The final terms of the Notes are determined.

Monthly Coupon. The Notes are Callable by HSBC at its Election commencing on January 7, 2027

Regardless of the performance of the Underlyings, HSBC will pay you a coupon payment on the applicable Coupon Payment Date.

HSBC may, at its election, call the Notes prior to maturity on any Monthly Observation Date commencing on January 7, 2027 (other than the Final Valuation Date) regardless of the Official Closing Level of any Underlying Index. If the Notes are called, HSBC will pay you a cash payment per Note equal to $10.00 plus the Coupon otherwise due on the Issuer Call Date.

Maturity Date

The Final Level and Underlying Index Return of each Underlying Index are determined on the Final Valuation Date.

If the Notes have not been called by HSBC at its election and the Final Level of the Least Performing Underlying Index is equal to or greater than its Downside Threshold, HSBC will repay the Principal Amount equal to $10.00 per Note.

If the Notes have not been called and the Final Level of the Least Performing Underlying Index is below its Downside Threshold, HSBC will pay you a cash payment at maturity that will be less than the Principal Amount, if anything, resulting in a loss of principal proportionate to the decline of the Least Performing Underlying Index, equal to a return of:

$10 × (1 + Underlying Index Return of the Least Performing Underlying Index) per Note

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

You will be exposed to the market risk of each Underlying Index on the Final Valuation Date and any decline in the level of one Underlying Index may negatively affect your return and will not be offset or mitigated by a lesser decline or any potential increase in the levels of the other Underlying Indices. Generally, the higher the Coupon Rate on a Note, the greater the risk of loss on that Note.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here. However, HSBC urges you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying equity index underlying supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

Risks Relating to the Structure or Features of the Notes

- **Risk of Loss at Maturity** — The Notes differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Notes. If the Notes are not called by HSBC at its election, HSBC will only pay you the Principal Amount of your Notes in cash if the Final Level of the Least Performing Underlying Index is greater than or equal to its Downside Threshold, and will only make that payment at maturity. If the Notes are not called by HSBC at its election and the Final Level of the Least Performing Underlying Index is less than its Downside Threshold, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Level of the Least Performing Underlying Index from its Initial Level. You may lose some or all of your Principal Amount at maturity.

- **The Contingent Repayment of Principal Applies at Maturity** — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the level of each Underlying Index at that time is above its Downside Threshold.

- **Higher Coupon Rates or Lower Downside Thresholds Are Generally Associated with an Underlying Index with Greater Expected Volatility and Therefore Can Indicate a Greater Risk of Loss** — "Volatility" refers to the frequency and magnitude of changes in the level of an Underlying Index. The greater the expected volatility with respect to an Underlying Index on the Trade Date, the higher the expectation as of the Trade Date that the level of that Underlying Index could close below its Downside Threshold on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Coupon Rates than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Downside Threshold or a higher Coupon Rates) than for similar securities linked to the performance of an Underlying Index with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Coupon Rates may indicate an increased risk of loss. Further, a relatively lower Downside Threshold may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying Index can change significantly over the term of the Notes. The level of an Underlying Index for your Notes could fall sharply, which could result in a significant loss of principal, and the non-payment of one or more Coupon Rates. You should be willing to accept the downside market risk of the Least Performing Underlying Index and the potential to lose some or all of your principal at maturity.

- **Your Return Will Be Based on the Individual Return of Each Underlying Index** — Unlike notes linked to a basket of underlyings, the Notes will be linked to the individual performance of each Underlying Index. Because the Notes are not linked to a basket, in which case the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlying Indices to the same degree for each Underlying Index. The amount payable on the Notes, if any, depends on the performance of the Least Performing Underlying Index regardless of the performance of the other Underlying Indices. You will bear the risk that any of the Underlying Indices will perform poorly.

- **Limited Return on the Notes** — The return potential of the Notes is limited to the Coupon Rate regardless of any appreciation of any Underlying. In addition, the return potential of the Notes is limited by the call feature in that you will not receive any further payments after the Notes are called. Your Notes could be called as early as January 7, 2027 and your return could be minimal. If the Notes are not called, you may be exposed to the decline in the level of the Least Performing Underlying even though you cannot participate in any potential appreciation in the level of any Underlying. In addition, if the Notes have not been previously called and if the level of any Underlying decreases, as the Maturity Date approaches, the Notes are less likely to be called, as there will be a shorter period of time remaining for the level of an Underlying to increase to its Initial Level. As a result, the return on an investment in the Notes could be less than the return on a direct investment in securities represented by the Underlyings.

- **The Notes are subject to a potential Issuer Call prior to maturity, which would limit your opportunity to be paid Coupons over the full term of the Notes** — HSBC may, at its election, call the Notes on any Monthly Observation Date (other than the Final Valuation Date) regardless of the Official Closing Level of any Underlying Index, and HSBC will pay you a cash payment equal to the Principal Amount of the Notes you hold plus any Coupon payable on that Coupon Payment Date, and no further payments will be made in respect of the Notes. If the Notes are called prior to maturity, you will lose the opportunity to continue to accrue and be paid Coupons from the date of Issuer Call to the scheduled Maturity Date and you may be unable to invest in other Notes with a similar level of risk that provide you with the opportunity to be paid the same coupons as the Notes. The Notes can be called as early as the third Monthly Observation Date, so the holding period over which you may receive the per annum Coupon Rate could be as short as approximately 3 months.

  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Issuer Call. We may or may not choose to call the Notes early, in our sole discretion. In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates would result in greater Coupon payments on the Notes than on instruments of comparable maturity, terms and credit rating then those trading in the market.

- **The Probability That an Underlying Index Will Fall Below Its Downside Threshold on the Final Valuation Date Will Depend on Its Volatility** — "Volatility" of an Underlying Index refers to the frequency and magnitude of changes in its level. Greater expected volatility with respect to an Underlying Index reflects a higher expectation as of the Trade Date that the Underlying Index could close below its Downside Threshold on the Final Valuation Date, resulting in the loss of some or all of your investment. However, an Underlying Index's volatility can change significantly over the term of the Notes. The level of an Underlying Index could fall sharply, which could result in a significant loss of principal.

- **Because the Notes Are Linked to the Performance of More Than One Underlying Index, There Is a Greater Risk of You Sustaining a Significant Loss on Your Investment** — The risk that you will lose some or all of your initial investment in the Notes at maturity is greater if you invest in the Notes as opposed to substantially similar Notes that are linked to the performance of fewer Underlying Indices. With two Underlying Indices, it is more likely that the Official Closing Level of any Underlying Index will be less than its Downside Threshold on the Final Valuation Date. Therefore it is more likely that you will suffer a significant loss on your investment at maturity.

  In addition, movements in the levels of the Underlying Indices may be correlated or uncorrelated at different times during the term of the Notes, and such correlation (or lack thereof) could have an adverse effect on your return on the Notes. The correlation of a pair of Underlying Indices represents a statistical measurement of the degree to which the ratios of the returns of those Underlying Indices were similar to each other over a given period of time. The correlation between a pair of Underlying Indices is scaled from 1.0 to -1.0, with 1.0 indicating perfect positive correlation (i.e., the levels of both Underlying Indices are increasing together or decreasing together and the ratio of their daily returns has been constant), 0 indicating no correlation (i.e., there is no statistical relationship between the daily returns of that pair of Underlying Indices) and -1.0 indicating perfect negative correlation (i.e., as the level of one Underlying Index increases, the level of the other Underlying Index decreases and the ratio of their daily returns has been constant).

  The lower (or more negative) the correlation between two Underlying Indices, the less likely it is that those Underlying Indices will move in the same direction and, therefore, the greater the potential for one of those Underlying Indices to close below its Downside Threshold on the Final Valuation Date, respectively. This is because the less positively correlated a pair of Underlying Indices are, the greater the likelihood that at least one of the Underlying Indices will decrease in value. This results in a loss of principal at maturity. However, even if two Underlying Indices have a higher positive correlation, one or both of those Underlying Indices might close below its Downside Threshold on the Final Valuation Date, as both of those Underlying Indices may decrease in value together.

  In addition, for each additional Underlying Index to which the Notes are linked, there is a greater potential for one pair of Underlying Indices to have low or negative correlation. Therefore, the greater the number of Underlying Indices, the greater the potential for loss of principal at Maturity. HSBC determines the Coupon Rate for the Notes based, in part, on the correlation among the Underlying Indices, calculated using internal models at the time the terms of the Notes are set. As discussed above, increased risk resulting from lower correlation will be reflected in a higher Coupon Rate than would be payable on notes that have a higher degree of correlation.

- **The Amount Payable on the Notes Is Not Linked to the Prices of the Underlyings at Any Time Other Than on the Monthly Observation Dates, Including the Final Valuation Date** — The return on the Notes will be based on the Official Closing Price of each Underlying on the Monthly Observation Dates, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of an Underlying appreciates prior to the applicable Monthly Observation Date but then drops on that day to a price that is less than the Initial Price, the Notes will not be called and the return on the Notes may be less, and may be significantly less, than it would have been had the Notes been linked to the price of that Underlying prior to such decrease. Although the actual price of an Underlying on the Maturity Date or at other times during the term of the Notes may be higher than its Official Closing Price on any Monthly Observation Date, the return on the Notes will be based solely on the Official Closing Price of each Underlying on the applicable Monthly Observation Dates, including the Final Valuation Date.

- **Reinvestment risk** — If your Notes are called early by HSBC at its election, the term of the Notes will be reduced and you will not receive any payment on the Notes after the applicable Issuer Call Date. There is no guarantee that you would be able to reinvest the proceeds from an Issuer Call of the Notes at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Notes, you may incur transaction costs. The Notes may be called as early as approximately 3 months after issuance.

Risk Relating to the Underlying Index

- **Changes Affecting an Underlying Index** — The policies of an Underlying Index's sponsor concerning additions, deletions and substitutions of the stocks included in that Underlying Index and the manner in which the sponsor takes account of certain changes affecting those stocks may adversely affect the level of that Underlying Index. The policies of a sponsor with respect to the calculation of the relevant Underlying Index could also adversely affect the level of that Underlying Index. A sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying Index. Any such actions could have an adverse effect on the value of the Notes.

- **Small-capitalization risk** — The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

- **Risks Non-U.S. Securities Risk.** Some of the equity securities included in the NDX are issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities, such as the Notes, involve risks associated with the home countries of the issuers of those non-U.S. equity securities. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

General Risk Factors

- **The Notes Are Subject to the Credit Risk of the Issuer** — The Notes are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such

obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any Coupon payment or any repayment of principal at maturity or upon an Issuer Call, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and could lose your entire investment.

- **The Estimated Initial Value of the Notes, Which Is Expected to Be Determined by Us on the Trade Date, is Expected to Be Less than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any** — The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **The Price of Your Notes in the Secondary Market, if Any, Immediately After the Trade Date Is Expected to Be Less than the Price to Public** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlying Indices and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **If One of Our Affiliates Were to Repurchase Your Notes Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Notes** — Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 3 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **Lack of Liquidity** — The Notes will not be listed on any securities exchange or quotation system. One of HSBC's affiliates intends to offer to purchase the Notes in the secondary market, but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which one of HSBC's affiliates is willing to buy the Notes, and therefore you may have to sell your Notes at a significant discount.

- **Owning the Notes Is Not the Same as Owning the Stocks Included in an Underlying Index** — The return on your Notes may not reflect the return you would realize if you actually owned the stocks included in an Underlying Index. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in any Underlying Index would have. Furthermore, an Underlying Index and the stocks included in an Underlying Index may appreciate substantially during the term of your Notes, and you will not participate in such appreciation.

- **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates** — HSBC, UBS Financial Services Inc., and their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the level of an Underlying Index, and therefore, the market value of the Notes.

- **Potential HSBC and UBS Financial Services Inc. Impact on an Underlying Index** — Trading or transactions by HSBC, UBS Financial Services Inc., or any of their respective affiliates in an Underlying Index or in futures, options, exchange-traded funds or other derivative products on an Underlying Index, may adversely affect the level of that Underlying Index, and, therefore, the market value of your Notes.

- **Potential Conflicts of Interest** — HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuers of the stocks included in an Underlying, which may present a conflict between the obligations of HSBC or UBS Financial Services Inc., and you, as a holder of the Notes. HSBC, as the Calculation Agent, can postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

- **Economic and Market Factors Affecting the Terms and Market Price Prior to Maturity or Call** — Because structured notes, including the Notes, can be thought of as having a debt and derivative component, factors that influence the values of debt instruments and options and other derivatives also affect the terms and features of the Notes at issuance and the market price of the Notes prior to maturity or call. These factors include the levels of the Underlying Indices; the volatility of the Underlying Indices; the dividend rate paid on stocks included in the Underlying Indices; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC. These and other factors are unpredictable and interrelated and may offset or magnify each other.

- **The Notes Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Notes and could lose your entire investment.

- **Uncertain Tax Treatment** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one reasonable approach, the Notes should be treated as a put option written by you and a deposit with us of cash in an amount equal to the Principal Amount of the Note to secure your potential obligation under the put option. HSBC intends to treat the Notes consistent with this approach and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as consisting of a put option and a deposit for U.S. federal income tax purposes. In addition, the Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Notes to any such investor. If, however, a Note is transferred to a non-U.S. holder (as defined in the accompanying prospectus supplement) in the secondary market, because the tax treatment of the Coupons is unclear, such non-U.S. holder may be subject to 30% withholding tax applicable to any Coupon, subject to reduction or elimination by applicable treaty, unless income from such Coupon is effectively connected with your conduct of a trade or business within the United States. HSBC will not pay any additional amounts in respect of such withholding.

  In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. While it is not clear whether the Notes would be viewed as similar to the instruments described in Notice 2008-2, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

  For a more complete discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "What Are the Tax Consequences of the Notes?" in this document and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. The hypothetical terms used below are not the actual terms that will apply to the Notes. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of any Underlying Index relative to its Initial Level. The actual terms will be set on the Trade Date and will be indicated on the cover hereof. We cannot predict the Final Level. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of any Underlying Index. The numbers appearing in the examples below may have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity or upon earlier Issuer Call per $10.00 Note on a hypothetical offering of the Notes, based on the following assumptions (the actual Initial Level and Downside Threshold of each Underlying Index and the Coupon Rate for the Notes will be determined on the Trade Date):

Investment term:	Approximately 15 months (unless earlier called at HSBC's election)
Initial Levels:	1,000.00 for each Underlying
Hypothetical Coupon Rate:	10.50% per annum (or 0.875% per month)
Hypothetical Coupon:	$0.0875 per month
Hypothetical Downside Thresholds:	700.00 for each Underlying, which is 70.00% of its Initial Level)

Example 1 — Notes are Called on the Third Monthly Observation Date

Monthly Observation Date	Final Level	Payment (per Note)
First and Second Observation Dates	N/A	$0.175 (Coupon)– Notes are not called
Third Observation Date	RTY: 900.00 (at or above Downside Threshold) NDX: 1,200.00 (at or above Downside Threshold)	Notes called at the election of HSBC; holder entitled to Principal Amount plus Coupon of $0.0875 on Issuer Call Date. $0.0875 (Coupon) $10.00 (Settlement Amount)
		Total Payment: $10.2625 (2.625% return)

Since the Notes are called at the election of HSBC on the third Observation Date, HSBC will pay you on the Issuer Call Date a total of $10.0875 per Note, reflecting your Principal Amount plus the applicable Coupon. HSBC will have paid you a total of $10.2625 per Note, for a 2.625% return on the Notes. No further amount will be owed to you under the Notes.

Example 2 — Notes are NOT Called and the Final Level of Each Underlying Index Is at or Above Its Downside Threshold

Monthly Observation Date	Final Level	Payment (per Note)
First through Fourteenth Observation Periods	N/A	$1.225 (Coupon)– Notes are not called
Final Observation Date	RTY: 950.00 (at or above Downside Threshold) NDX: 800.00 (at or above Downside Threshold)	$0.0875 (Coupon) – Notes are not called
		Total Payment: $11.3125 (13.125% return)

Since the Notes are not called at the election of HSBC and the Final Level of each Underlying Index is equal to or greater than its respective Downside Threshold, at maturity, HSBC will pay you $10.0875 per $10.00 Principal Amount, which is equal to your Principal Amount plus the Coupon due on the Final Valuation Date. When added to the Coupon payment of $1.225 received prior to maturity, HSBC will have paid you a total of $11.3125 per Note, for an 13.125% % return on the Notes.

Example 3 — Notes are NOT Called and the Final Level of the Least Performing Underlying Index Is Below Its Downside Threshold

Monthly Observation Period	Final Level	Payment (per Note)
First through Fourteenth Observation Dates	N/A	$1.225 (Coupon)– Notes are not called
Final Observation Date	RTY: 350.00 (below Downside Threshold) NDX: 800.00 (at or above Downside Threshold)	$0.0875 (Coupon)– Notes are not called $10.00 × (1 + Underlying Index Return) =$10.00 × (1 + -65%) =$10.00 - $6.50 =$3.5875 (Payment at Maturity)
		Total Payment: $4.8125 (-51.875% return)

Since the Notes are not called at the election of HSBC and the Final Level of the Least Performing Underlying Index is below its Downside Threshold, HSBC will pay you at maturity $3.5875 per Note. When added to the Coupon payment of $1.225 received prior to maturity, HSBC will have paid you $4.8125 per Note, for a loss on the Notes of 51.875%.

Hypothetical Payment at Maturity excluding any Coupons

The table below assumes the Notes are not called by HSBC at its election prior to the Final Valuation Date and illustrates, for a $10.00 investment in the Notes, hypothetical Payments at Maturity for a hypothetical range of Underlying Index Returns of the Least Performing Underlying Index, excluding Coupons, if any. If the Notes have not previously been called by HSBC at its election and the Final Level of the Least Performing Underlying Index is equal to or greater than its Downside Threshold, on the Maturity Date HSBC will pay you a cash payment per Note equal to $10.00 plus the final Coupon. You should consider carefully whether the Notes are suitable to your investment goals. Any payment on the Notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the table below have been rounded for ease of analysis.

Percentage Change from the Initial Level to the Final Level of the Least Performing Underlying Index	Underlying Index Return of the Least Performing Underlying Index	Payment at Maturity (excluding Coupons)
100.00%	N/A	$10.00
90.00%	N/A	$10.00
80.00%	N/A	$10.00
70.00%	N/A	$10.00
60.00%	N/A	$10.00
50.00%	N/A	$10.00
40.00%	N/A	$10.00
30.00%	N/A	$10.00
20.00%	N/A	$10.00
10.00%	N/A	$10.00
0.00%	**0.00%**	**$10.00**
–10.00%	–10.00%	$10.00
–20.00%	–20.00%	$10.00
–30.00%	**–30.00%**	**$10.00**
–31.00%	–31.00%	$6.90
–40.00%	–40.00%	$6.00
–50.00%	–50.00%	$5.00
–60.00%	–60.00%	$4.00
–70.00%	–70.00%	$3.00
–80.00%	–80.00%	$2.00
–90.00%	–90.00%	$1.00
–100.00%	–100.00%	$0.00

The Russell 2000® Index

Description of the RTY

The Russell 2000® Index ("RTY") is designed to track the performance of the small capitalization segment of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-45 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from October 2, 2016 through October 2, 2026 as reported on Bloomberg. The black line represents a hypothetical Downside Threshold of 70% of the Official Closing Level on October 2, 2026. The actual Downside Threshold will be determined on the Trade Date and will be based on its Official Closing Level on the Trade Date. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the Russell 2000® Index


4,000
3,000
2,000
1,000
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Source: Bloomberg

Past performance of the Underlying Index is not indicative of its future performance.

The Nasdaq-100 Index®

Description of the NDX

The Nasdaq-100 Index® ("NDX") is a modified market capitalization-weighted index of 100 of the largest non-financial companies listed on the NASDAQ Stock Market based on market capitalization. It does not contain securities of financial companies (based on the Financials industry classification according to the Industry Classification Benchmark). Each underlying stock's influence on the level of the NDX is directly proportional to the value of its share weight.

For more information about the NDX, see "The Nasdaq-100 Index®" beginning on page S-30 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the NDX based on the daily historical closing levels from October 2, 2016 through October 2, 2026 as reported on Bloomberg. The black line represents a hypothetical Downside Threshold of 70% of the Official Closing Level on October 2, 2026. The actual Downside Threshold will be determined on the Trade Date and will be based on its Official Closing Level on the Trade Date. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the Nasdaq-100 Index®


40,000
30,000
20,000
10,000
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Source: Bloomberg

Past performance of the Underlying Index is not indicative of its future performance.

Correlation of the Underlying Indices

The following graph sets forth the historical performances of the Russell 2000® Index and the Nasdaq-100 Index® from October 2, 2016 through October 2, 2026, based on the daily Official Closing Levels of the Underlying Indices. For comparison purposes, each Underlying Index has been normalized to have a closing level of 100.00 on October 2, 2016 by dividing the Official Closing Level of that Underlying Index on each day by the Official Closing Level of that Underlying Index on October 2, 2016 and multiplying by 100.00.

We obtained the Official Closing Levels used to determine the normalized closing levels set forth below from Bloomberg, without independent verification. Historical performance of the Underlying Indices should not be taken as an indication of future performance. Future performance of the Underlying Indices may differ significantly from historical performance, and no assurance can be given as to the Official Closing Levels of the Underlying Indices during the term of the Notes, including on the Final Valuation Date. We cannot give you assurance that the performances of the Underlying Indices will result in the return of any of the Principal Amount.

Historical Performance of the Russell 2000® Index and the Nasdaq-100 Index®



RTY
NDX
800
600
400
200
10/03/2016
10/03/2017
10/03/2018
10/03/2019
10/03/2020
10/03/2021
10/03/2022
10/03/2023
10/03/2024
10/03/2025

PAST PERFORMANCE OF THE UNDERLYING INDICES IS NOT INDICATIVE OF FUTURE RESULTS.

The closer the relationship of the daily returns of a pair of Underlying Indices over a given period, the more positively correlated those Underlying Indices are. The graph above illustrates the historical performance of each of the Underlying Indices relative to the other Underlying Indices over the time period shown and provides an indication of how close the relative performance of the daily returns of one Underlying Index has historically been to another. For additional information, see the information set forth above under "Key Risks –Because the Notes Are Linked to the Performance of More Than One Underlying Index, There Is a Greater Risk of Coupons Not Being Paid and of You Sustaining a Significant Loss on Your Investment."

The lower (or more negative) the correlation between two Underlying Indices, the less likely it is that those Underlying Indices will move in the same direction and, therefore, the greater the potential for one of those Underlying Indices to close below its Downside Threshold on the Final Valuation Date, respectively. This is because the less positively correlated a pair of Underlying Indices are, the greater the likelihood that at least one of the Underlying Indices will decrease in value. This results in a greater potential for a Coupon not to be paid during the term of the Notes and for a loss of principal at maturity. However, even if two Underlying Indices have a higher positive correlation, one or both of those Underlying Indices might close below its Downside Threshold on the Final Valuation Date, as both of those Underlying Indices may decrease in value together.

In addition, for each additional Underlying Index to which the Notes are linked, there is a greater potential for one pair of Underlying Indices to have low or negative correlation. Therefore, the greater the number of Underlying Indices, the greater the potential for missed Coupons and for a loss of principal at maturity. The terms of the Notes will be based, in part, on the correlation among the Underlying Indices, calculated using internal models at the time the terms of the Notes are set. As discussed above, increased risk resulting from lower correlation will be reflected in a higher Coupon Rate than would be payable on notes that have a higher degree of correlation.

What Are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ materially and adversely from the treatment described above. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. While it is not clear whether the Notes would be viewed as similar to the instruments described in Notice 2008-2, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlying Indices would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlying Indices were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlying Indices and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlying Indices is or becomes a PFIC or USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). With respect to Coupon payments you receive, we intend to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

Coupon Rate per Annum	Interest on Deposit per Annum	Put Option Component per Annum
[10.50% - 10.90%]	[•] %	[•] %

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Notes to any such investor. If, however, a Note is transferred to a non-U.S. holder (as defined in the prospectus supplement) in the secondary market, because the tax treatment of the Coupons is unclear, such non-U.S. holder may be subject to 30% withholding tax applicable to the Coupon, subject to reduction or elimination by applicable treaty, unless income from such Coupon is effectively connected with your conduct of a trade or business within the United States. We will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including

deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the applicability dates of the Treasury regulations to provide that withholding on dividend equivalent payments paid or deemed paid will not apply to specified ELIs that are not delta-one instruments and that are issued through 2028. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying Index or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying Index or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described herein, except that the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for the purposes of determining the Final Level and if a Coupon is payable. If a Market Disruption Event exists with respect to an Underlying Index on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying Index will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying Index's Underlying Index Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying Index occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC Securities (USA) Inc. will agree to sell to the Agent, and the Agent will agree to purchase, all of the Notes at the price to public indicated on the cover hereof. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. Neither HSBC nor any of its affiliates will pay any underwriting discounts.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Notes in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include UBS Financial Services Inc., in connection with the sale of the Notes and UBS Financial Services Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Settlement Date set forth on the cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Settlement Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the accompanying prospectus supplement.

Selling Restrictions

Peru

The contents of this document, any underlying product supplement, the MTN supplement, the prospectus and the Notes issued and traded thereunder, have not been reviewed nor authorised by the Capital Markets Superintendence (Superintendencia del Mercado de Valores, the "SMV") nor the Private Pension Funds, Banking and Insurance Superintendence (Superintendencia de Banca, Seguros y AFP, the "SBS"). Therefore, investors will not benefit from protection of any of the aforementioned regulatory authorities.

The Notes have not been and will not be registered with the Capital Markets Public Registry of the SMV nor the Lima Stock Exchange Registry ("RBVL") for their public offering in Peru under the Peruvian Capital Markets Law (Law N°861/ Supreme Decree N°020-2023-EF and the decrees and regulations thereunder.

Consequently, Notes may not be offered or sold, directly or indirectly, nor this document, any underlying product supplement, the MTN supplement, the prospectus or any other offering material relating to the Notes be distributed or caused to be distributed to the general

public in Peru, unless the offering or selling of Notes comply with the Private Offer Exemptions (as defined below).

"Private Offer Exemptions" means an offer of Notes, where no Mass-marketing is used, and made:

(i) exclusively to institutional investors; or

(ii) where the minimum investment amount is greater than or equal to approximately USD 160,000 (either in a single transaction or in aggregate).

"Mass-marketing" means a marketing strategy utilizing mass distribution and mass media to offer, negotiate or distribute securities to the whole market. Mass media includes newspapers, magazines, radio, television, mail, meetings, social network, internet servers located in Peru, and other media or technology platforms.

Chile

Neither the Issuer nor the Notes have been registered with the Comisión para el Mercado Financiero pursuant to law no. 18,045 (the "Ley de Mercado de Valores") and regulations thereunder, therefore, they cannot be publicly offered in the Republic of Chile. Neither this document nor any underlying product supplement, the MTN supplement or the prospectus constitute an offer of, or an invitation to subscribe for or purchase the Notes in the Republic of Chile, other than to individually identified investors pursuant to a private offering within the meaning of article 4 of the Ley de Mercado de Valores (i.e. an offer that is not addressed to the public at large or to a certain sector or specific group of the public).

ESTA OFERTA PRIVADA SE INICIA EL DÍA DE ESTE DOCUMENTO Y SE ACOGE A LAS DISPOSICIONES DE LA NORMA DE CARÁCTER GENERAL N° 336 DE LA SUPERINTENDENCIA DE VALORES Y SEGUROS (HOY, COMISIÓN PARA EL MERCADO FINANCIERO); ESTA OFERTA VERSA SOBRE VALORES NO INSCRITOS EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA COMISIÓN PARA EL MERCADO FINANCIERO, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA; POR TRATAR DE VALORES NO INSCRITOS NO EXISTE LA OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE LOS VALORES SOBRE LOS QUE VERSA ESTA OFERTA; ESTOS VALORES NO PODRÁN SER OBJETO DE OFERTA PÚBLICA MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE.

Philippines

The Notes being offered or sold herein have not been registered with the Philippine Securities and Exchange Commission under the Securities Regulation Code of the Philippines ("SRC"). Any offer or sale thereof in the Philippines is prohibited unless the Notes have first been registered in accordance with the registration requirements of the SRC or such offer or sale qualifies as an exempt transaction.

Each of the following restrictions must be observed by Noteholders in relation to sales, transfers or disposals of all or any part of its legal or beneficial interests in the Notes or offers to do so:

(a) To the extent that the Notes are offered, sold or distributed in the Philippines, the Noteholder, by purchasing the Notes, agrees for the benefit of the Issuer that the Notes may not be subsequently offered, sold, pledged or otherwise transferred except in compliance with Philippine laws and regulations (in addition to the laws of other jurisdictions, as applicable) and may be offered, sold or distributed only to "Qualified Buyers" as defined under Subsection 10.1(l) of the SRC.

(b) No Noteholder shall sell, transfer or otherwise dispose of all or part of its legal or beneficial interests in the Notes to another person or persons nor offer to do so, unless such sale, transfer, disposal or offer is subject to the condition that such person(s) shall undertake to observe the restrictions set out herein.

Without limitation to paragraphs (a) and (b) above, each Noteholder shall observe all applicable laws and regulations in the Philippines in connection with the offer, sale, transfer or other disposition of all or any part of its legal or beneficial interests in the Notes or the distribution of any document or other material in connection therewith.

Israel and Paraguay

The Notes may not be sold to investors in either Israel or Paraguay.